UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 2026

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Partial Exercise of Option to Purchase Additional Shares

As previously announced on February 13, 2026, on February 12, 2026, OKYO Pharma Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Piper Sandler & Co. (the “Underwriter”), pursuant to which the Company issued and sold, in an underwritten public offering (the “Offering”) 10,815,000 ordinary shares, no par value, of the Company (“Ordinary Shares”), at a public offering price of $1.85 per share. The Offering closed on February 17, 2026. Pursuant to the Underwriting Agreement, the Company granted the Underwriter a 30-day option to purchase up to an additional 1,622,250 Ordinary Shares at the public offering price, less underwriting discounts and commissions.

Pursuant to the option, on March 12, 2026, the Underwriter purchased an additional 1,109,060 Ordinary Shares, bringing the total gross proceeds to the Company from the Offering to approximately $22 million, before deducting underwriting discounts and commissions and other offering expenses payable by the Company. All of the Ordinary Shares sold in the Offering, including the additional shares, were offered by the Company.

Piper Sandler & Co. acted as sole manager for the Offering.

The Offering was made pursuant to the Company’s effective registration statement on Form F-3 (Registration No. 333-293145) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on February 10, 2026, and a prospectus supplement thereunder, together with the accompanying prospectus included in the Registration Statement.

The information included in this report is hereby incorporated by reference into the Registration Statement and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: March 12, 2026	By:	/s/ Keeren Shah
Keeren Shah
Chief Financial Officer